

December 23, 2014

Via E-mail
Mr. Rogério Leme Borges dos Santos
Controller and Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

     Re: National Steel Company
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed April 30, 2014
              File No. 1-14732

Dear Mr. Santos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Note 9-Investments, page FS-30

a) Events in 2013

1. Please address the following points with respect to the disproportionate spin-off of Transnordestina Logística S.A. ("TLSA"):
   - Tell us, with a view toward disclosure, how you determined the R$1,984,204 fair value of the remaining investment in TLSA.
   - Tell us why it was necessary to separately adjust for the capitalized interest of R$185,206. Specifically address why these capitalized costs were not included in the R$1,714,232 carry amount of net assets.
   - We note that you have included the R$1,452,074 December 31, 2012 investment balance of TLSA in your rollforward of the investment balance from December 31,

2012 to December 31, 2013, as well as the R$659,106 gain on loss of control over TLSA. Tell us why you have included these amounts rather than the R$1,984,204 fair value of the TLSA investment.

- With a view towards future disclosure, clarify the accounting for, and financial statement implications of, the decline in your equity interests of FTL from 99.99% to 88.41%.

b) Changes in investments in joint ventures, associates, and other investments, page FS-31

2. Please clarify whether the share of profit of jointly controlled entities relates only to your joint ventures as the title of this table would indicate. If not, given that we note that you proportionately consolidate your direct interests in joint arrangements, please address the appropriateness of this presentation, including the inclusion of R$542,711 in your rollforward of your investment balance. Please separately identify the entities comprising the R$542,711 and address the nature of the reclassified portions of your share of profit of jointly controlled entities to cost of sales, finance costs, and taxes for the years presented.

3. Please tell us, with a view towards future disclosure the nature of the R$120,102 elimination of TSLA's profit and how such amount was determined.

4. You indicate in note 1 on page FS-11 that some joint arrangements were considered "as joint operation in 2013 due to the application of IFRS 11" and indicated that further details were provided in note 3. Please identify these entities and where the additional details have been provided.

Note 10- Property, Plant, and Equipment, page FS-36

5. We note your disclosure stating that due to the disproportionate spin-off of TLSA, TLSA assessed the future performance of its operating assets related to Railway System I, and the analysis resulted in recognition of an impairment loss of R$279,296, recognized in line item "Other operating expenses" in subsidiary and consolidated of R$216,446. Please tell us the whether this loss was contemplated and reflected before or after the Company determined the fair value of the remaining investment in TLSA as disclosed on page FS-31. Specifically address the timing of both the gain and loss recognition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions, or you can contact me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief